Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

Jim Rogers, Bill Johnson Video Interview on Duke/Progress Merger

For Duke employees only; posted to Duke’s intranet

Jan. 10, 2011

Jim Rogers

Today we announce the merger of Duke Energy and Progress Energy. This is going to create one of the nation’s largest utilities in just about every way you measure it. We’re thrilled about this combination because it will allow us to create significant value for our investors, as well as for our customers. Normally, we would be doing this in person, but because of the weather, we’ve made the decision to delay the employee meeting for several days until we’ve got our work done, and the weather is improved. We thought this was a great opportunity for me to introduce you to Bill Johnson, who will become the CEO of Duke Energy after the combination.

We have worked really close together over the last 6 months. We have worked close together over the last 3 or 4 years in industry associations. I’ve really gotten to know Bill, and he is going to be a great leader for our company going forward. Bill?

Bill Johnson

Thanks, Jim, and it’s a great pleasure to be here talking about a great combination. In this transaction, we’re going to take two really strong utility companies and make an even stronger company out of them. That combination is going to allow us to do a lot of things that will be good for customers, for employees and for shareholders. Now, you know our two companies have a lot in common. Both of us have over 100 years of experience here in the Carolinas and in other states that we serve. We are both believers in nuclear power, in good customer service, and energy efficiency, in lowering our carbon footprint, so we come to this with a lot of shared beliefs and a lot of shared interests.

This combination is just going to make it easier for us to do the things that we already believe in. We’re going to be able to make investments for the future. We’re going to have good access to capital. We’re going to have a lot of benefits here and the combination of two very similar companies, both with a long history of excellent customer service and excellence in operations, so I’m very excited about this, Jim.

[Interviewer’s Question: Why does news like this leak out before employees hear it?]

Jim Rogers

If I was king of the world, I would’ve been the first to inform you of this combination of Duke Energy and Progress Energy. This strategic combination is going to create great value. Unfortunately, I wasn’t in a position to do it because this information leaked on Wednesday prior to the announcement today, and so we’ve had to stay mum and no comment through this process, but I really regret the fact that we haven’t been able to deliver it to you first. Given the rules of the SEC and the New York Stock Exchange, it was impossible for us to share this information.

Bill Johnson

I’m sure Jim and I share this belief, which is we’d like to tell employees as much as we can, as quick as we can—tell the truth as fast as you can. Unfortunately, in deals like this and transactions, you really can’t be public about it until the very last moment. There are a lot of securities rules. Your stock can move, so you really have to keep this secret. One of the most irritating things is when we read the afternoon press on Wednesday, and we started seeing

Rogers/Johnson Announcement

January 10, 2011

these stories, as Jim said, we thought we’d done a good job of keeping this under wraps. The stories have leaked out, but it hasn’t stopped this transaction from occurring, and we’re going to push forward.

Jim Rogers

We’ve been working to put this combination together since July, and the amazing thing is we’ve been able to work and our teams work together to hammer out this strategic combination that will create so much value for our customers and our employees, and as well as our investors. But along the way, this information about our combination gets leaked. Someone writes a story about it. Somebody builds off of it, and another story is written, and all of a sudden, you have a snowballing effect, in terms of stories, and that is really what happened last week.

[Interviewer’s Question: What should employees do in 2011?]

Bill Johnson

We’ve got a very exciting announcement today, and we’re going to work over the next year to make this transaction happen. In the meantime, what all of us need to do is remember we have jobs to do every day, so we have to focus on 2011, but actually we have to focus every day. Let’s focus on our jobs. Let’s focus on what we can control, and let’s remember this—every day, every mile, every task—safety first.

Jim Rogers

Well, I couldn’t say it much better than the way Bill just said it, but let me say that we came off a very successful 2010. We’ve set a record, in terms of the capacity factors in our nuclear plants that are at over 98 percent. We’ve set many records, in terms of production of electricity from our facilities, so I just wanted to say thank you for the hard work that you did to make 2010 such a great success. Now, as we turn to ’11, we have similar challenges that we did in ’10, and we need to stay focused on achieving our objectives in ’11. The merger integration team will be working over here, while all of you all will be focused on providing affordable, reliable, clean electricity 24-7, so stay focused on your job. Stay focused on safety. Stay focused on delivering for our customers in the future. Again, thank you very much. We are creating a great merger, and we’re going to get this done this year and be one company going into 2012.

[Video ends] (6:03)

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements

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January 10, 2011

include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who

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may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.